SENTISEARCH, INC. 1217 South Flagler Drive 3rd Floor West Palm Beach, FL 33401 (561) 653-3284

October 24, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Kathleen Collins Accounting Branch Chief

Re:
Sentisearch, Inc.
Form 10-KSB and Form 10-KSB/A for the Year Ended December 31, 2007
Filed on March 31, 2008 and April 29, 2008, respectively
Form 10-Q for the Quarter Ended June 30, 2008
Filed on August 14, 2008
File No.: 000-52320

Dear Ms. Collins:

On behalf of SentiSearch, Inc. (the "Company"), set forth below are the responses to the comments contained in your letter of October 9, 2008 addressed to the undersigned regarding the Company’s Form 10-Q for the quarter ended June 30, 2008 (the “June Form 10-Q”). The responses have been numbered to correspond to the comments contained in your letter. For ease of reference, the Staff’s comment appears in boldface immediately preceding the Company’s response.

Form 10-Q for the Quarter Ended June 30, 2008

Item 4. Controls and Procedures

1. We note that you did not include the information required by Item 307 and 308(c) of Regulation S-K in June 30, 2008 Form 10-Q. Please amend your filings to include the necessary disclosures.

Securities and Exchange Commission
October 24, 2008
Page -2-

Company Response:

The information required by Item 4T of Form 10-Q (namely, Items 307 and 308(c) of Regulation S-K) that was referenced in the table of contents but not included in the body of the June Form 10-Q has been added to the amendment to the June Form 10-Q (the “Amended Form 10-Q”) that is being filed today on EDGAR.

2. We note your disclosures in the Company’s March 31, 2008 Form 10-Q where you indicate that your CEO concluded that your “disclosure controls and procedures were effective, as of the date of their evaluation, for the purposes of recording, processing, summarizing and timely reporting material information required to be disclosed in reports filed by us under the Exchange Act.” When amending your June 30, 2008 Form 10-Q to include the required disclosures, please also clarify, if true, that your officers concluded that your disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Company Response:

The language referred to in the staff comment regarding disclosure controls contained in Rule 13a-15(e) of the Securities Exchange Act of 1934 now appears in  Item 4T of the Amended Form 10-Q.

Exhibit 31

3. Please note that the language of the certifications required by Item 601(B)(31) of Regulation S-K must be provided exactly as stated therein. In this regard, when preparing certifications pursuant to Exchange Act Rule 13a-14(a), you should not include the title of the office held by the signatory in the first line of the certifications. In addition, if Mr. Pagano is certifying as both the Company’s principal executive officer and principal financial officer, then please indicate as such in the signature line.

Company Response:

Securities and Exchange Commission
October 24, 2008
Page -3-

The language in the certifications required by Item 601(B)(31) of Regulation S-K has been revised as requested and re-filed as Exhibit 31 with the Amended Form 10-Q. The titles held by the undersigned have been removed from the first line of the revised Exhibit 31 and the signature lines of both Exhibits 31 and 32 now indicate that the undersigned has signed the certifications in the capacities as both the Company’s principal executive officer and principal financial officer.

General Company Response:

In connection with the foregoing responses of the Company to the comments contained in your October 9, 2008 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the June Form 10-Q and Amended Form 10-Q;
•	staff comments, or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the June Form 10-Q or Amended Form 10-Q; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at the number indicated above or Ethan Seer, Esq. of Blank Rome, LLP at (212) 885-5393.

Very truly yours,

/s/ Joseph K. Pagano

Joseph K. Pagano
Chief Executive Officer

cc:	Kari Jin Ethan Seer, Esq.